Exhibit 2

December 12, 2022

The Bank of New York Mellon Trust Company, N.A.

Trustee for Pacific Coast Oil Trust

601 Travis, Floor 16

Houston, Texas 77002

Attn: Ms. Sarah Newell

Vice President

Dear Ms. Newell,

We reviewed your letter filed November 14, 2022 on Form 8-K. Your response failed to address the substantive issues in our letter of November 3 filed on Schedule 13D/A, namely that 1) the asset retirement obligations (ARO) existed prior to the establishment of the Trust and are therefore prohibited under the terms of the conveyance agreement from being charged to the Trust; and 2) the Final Prospectus clearly presents the ARO as being retained by PCEC.

The crux of your November 14 response is that the “ARO recorded on PCEC’s balance sheet as of December 31, 2011...was a recognition of an estimated future liability associated with the eventual retirement of certain assets that was made at the time of the conveyance; it was not a deduction of costs or expenses incurred or accrued in a prior period.” Yet the Trust’s own initiali and finalii IPO prospectuses contradict this claim:

1.	In the Trust’s initial IPO prospectus, the ARO was recorded on PCEC’s 2009 and 2010 historical balance sheets (PCEC F-4), and in both the initial and final prospectus, the ARO was recorded on PCEC’s 2011 balance sheet, in all cases before the time of conveyance (April 1, 2012)

2.	In the Trust’s final IPO prospectus (PCEC F-30), the ARO is presented in the ‘historical’ column, not in the ‘adjustments’ column, again reflecting the fact that the ARO was not a pro forma estimate but an already-existing reserve

3.	The Trust’s final IPO prospectus states that “Estimated asset retirement obligation (“ARO”) costs are recognized when the asset is placed in service and are amortized over proved reserves using the units of production method.” (PCEC – 13)

4.	The Trust’s initial IPO prospectus presented the accounting for the purchase of PCEC by BreitBurn in 2008 (PCEC F-8 and F-9). The purchase price allocation shows an ARO allocation of $5,186,000, again contradicting your claim that the ARO estimate “was made at the time of conveyance”.

The Conveyance Agreement requires that costs and expenses (and where applicable, liabilities) be incurred by the Grantor after the Effective Time and relate to production months after the Effective Time (Conveyance Agreement at 5, 20). Assessing any portion of the ARO that existed prior to April 1, 2012 to the Trust violates both provisions.

You also state that “(o)ver time, in accordance with GAAP, adjustments are made by PCEC to the present value of the ARO in PCEC’s financial statements, which affects the value of the Net Profits Interest on the Trust’s balance sheet...” Leaving aside the fact that the pre-2012 ARO is not an obligation of the Trust, no ARO related adjustments were made to the Trust’s balance sheet between 2012 and 2019. Why?

There are two possibilities:

1.	No adjustments were necessary, because PCEC had not transferred the liability at the time of conveyance. This would be consistent with all PCEC’s action up through 2019, and with a plain reading of the conveyance agreement and Final Prospectus; or

2.	The Trust misrepresented its balance sheet for seven years, in which case unitholders who relied on those balance sheets have a colorable claim against the Trustee for gross negligence

Lastly, you claim that “In November 2019, PCEC notified the Trustee that it intended to begin deducting estimated future plugging and abandonment costs from the amounts otherwise payable to the Trust under its Net Profits Interest beginning in January 2020, as these costs were accrued from and after the Effective Time and had not previously been deducted.” Yet the November 2019 8-K filing makes no mention of PCEC stating that the costs were accrued “from and after the Effective Time”.

Your readiness to credit PCEC’s claims in the absence of evidence, and your persistence in ignoring evidence that contradicts PCEC’s claims make us question where your loyalties lie. We remind you that when PwC resigned as the Trust’s auditor, it was because they were “unwilling to be associated with the Trust’s financial statements in the future.iii” A state court judge questioned the appropriateness of PCEC assessing the ARO all in one year. And we remind you that in granting a Temporary Restraining Order, the same judge implicitly said that PCEC is likely to lose on the merits if sued by a party with standing.iv You are the party with standing. Yet despite having this arsenal of legal, accounting, and professional opinion available to you, you continue to take no action against PCEC. We therefore request a Special Meeting in order that unitholders be able to vote on your removal as Trustee.

Sincerely,

Tim Eriksen

Managing Member

Cedar Creek Partners LLC

tim@eriksencapital.com

Carson Mitchell

Managing Member

Shipyard Capital Management LLC

carson@shipyardcapital.com

i https://www.sec.gov/Archives/edgar/data/1538822/000119312512005276/d273119ds1.htm

ii https://royt.q4web.com/trust-overview/default.aspx ROYT - Final Prospectus.

iii https://sec.report/Document/0001104659-19-053711/

iv Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Ruling on Evergreen Capital Management LLC’s ex parte application for temporary restraining order, uploaded to docket on www.lacourt.org on 16 December 2021